

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 14, 2021

Steven Shum
Chief Executive Officer
INVO Bioscience, Inc.
5582 Broadcast Court
Sarasota, FL 34240

> **Re: INVO Bioscience, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2020**
> **Filed March 30, 2021**
> **File No. 001-39701**

Dear Mr. Shum:

    We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

> Sincerely,
>
> Division of Corporation Finance
> Office of Life Sciences